Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 9, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia, Tarjeta Naranja S.A. (“Tarjeta Naranja”), intends to (i) repurchase its outstanding Class 42 Notes for Ps. 140,000,000 (Argentine Pesos: one hundred and forty million), which such payment shall be due on September 30, 2019; (ii) repurchase its outstanding Class 40, Series 1, Notes for Ps. 59,750,000 (Argentine Pesos: fifty-nine million, seven hundred and fifty thousand), which such payment shall be due on October 10, 2019; and (iii) repurchase its outstanding Class 41, Series 1, Notes for Ps. 44,703,910 (Argentine Pesos: forty-four million, seven hundred and three thousand, nine hundred and ten), which such payment shall be due on November 15, 2019.

In addition to the above, Tarjeta Naranja intends to make further repurchases of its Class 36, Series 2, Class 40, Series 1 and Class 42 Notes (collectively, the “Repurchase Notes”) between September 9, 2019 and September 30, 2019.

Holders of the Repurchase Notes interested in agreeing to such repurchases should contact Banco de Galicia and de Buenos Aires S.A.U. (011-6329-3086), to whom Tarjeta Naranja has entrusted the facilitation of the procedures and process with respect to such note repurchases.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com